MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX Reports First Quarter Fiscal 2006 Results

Vancouver, BC, CANADA & San Diego, CA, USA – September 7, 2005– MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, reports financial results for the three months ended July 31, 2005 and an update on its programs:

UPDATE ON DRUG DEVELOPMENT PROGRAMS

CPI-226 (formerly known as MX-226) (catheter-related infections): U.S. enrollment in a multi-national Phase III clinical study was initiated by our partner for North America and Europe, Cadence Pharmaceuticals, Inc. (“Cadence”), who is funding the development of CPI-226 as per a License and Collaboration Agreement executed in August 2004. The U.S. portion of the study is being conducted under a Special Protocol Assessment reached between the U.S. Food and Drug Administration and Cadence. The confirmatory Phase III trial is a multi-national, randomized, Evaluation Committee-blinded study to evaluate the effectiveness of CPI-226 vs. 10% povidone-iodine for the prevention of catheter-related infections in approximately 1,250 hospitalized patients with central venous catheters. The primary efficacy endpoint of the study is the incidence of local catheter site infections.

MX-3253 (treatment of chronic Hepatitis C virus infections): Enrollment in the Phase IIa monotherapy study was completed, having achieved a total of 43 patients with results of the study expected prior to the end of September 2005. In July we signed a Material Transfer and License Option Agreement with Schering-Plough Corporation and in August we received a Notice of Authorization from Health Canada for a clinical trial application to begin a Phase IIb combination study of MX-3253. Enrollment in the study is expected to commence shortly with results expected in the second quarter calendar 2006. The Phase IIb combination study of MX-3253 is a randomized, multi-center, active-controlled, 12 week evaluation of MX-3253 in three treatment arms of up to 20 chronic HCV patients each: celgosivir plus peginterferon alfa-2b plus ribavirin (3-way combination); celgosivir plus peginterferon alfa-2b (2-way combination); and placebo plus peginterferon alfa-2b plus ribavirin (control). The agreement with Schering-Plough includes (a) the supply of PEGETRONTM (peginterferon alfa-2b powder for solution plus ribavirin 200 mg capsules), (b) certain technical and laboratory support and other services for the Phase IIb study, and (c) limited periods of exclusivity for data review of clinical trial results and for the negotiation of a license agreement

MX-594AN (treatment of acne): Discussions and due diligence activities with potential partners are continuing.

MX-4509 (treatment of neurodegenerative diseases):  As part of a plan to reduce the cash used in our operations, in May we postponed a Phase I/II neurodegenerative biomarker study for MX-4509 which is being evaluated for its potential in certain neurodegenerative orphan indications, such as Friedreich’s ataxia.  This evaluation includes non-clinical activities, with further clinical studies to follow as deemed appropriate based on the non-clinical results.

MX-2401 (gram-positive bacterial infections): Positive results on the effectiveness of MX-2401 in experimental models of pneumonia and soft tissue infections were obtained in studies conducted by an internationally recognized expert in anti-infective therapy. The Company is currently advancing manufacturing process development for MX-2401 in preparation for non-clinical studies required to support a clinical trial application. A $9.3 million investment commitment granted in March from Technology Partnerships Canada (TPC) is being used to fund a portion of the development of MX-2401.

UPDATE ON 2005 ANNUAL GENERAL AND SPECIAL MEETING

At yesterday’s Annual General and Special Meeting all resolutions were approved by shareholders including the reconfirmation of the Company’s shareholder rights plan. The board of directors now consists of nine members with Richard DeVries joining the board.

MIGENIX Inc. – NEWS RELEASE – September 7, 2005                                                                                                                         Page 2 of 6

FINANCIAL RESULTS

The loss for the three months ended July 31, 2005 (“Q1/06”) was $2.8 million ($0.04 per common share) compared with a loss of $3.2 million ($0.06 per common share) for the same period last year (“Q1/05”) and a loss of $3.1 million ($0.05 per common share) for the three months ended April 30, 2005 (“Q4/05”).  The decrease in the Q1/06 loss compared to Q1/05 and Q4/05 is principally attributable to increased revenues during the quarter and lower research and development expenses. The Q1/06 loss attributable to the MitoKor operations and programs acquired on August 31, 2004 is $0.8 million ($nil in Q1/05; $0.8 million in Q4/05).

Revenues

Research and development collaboration revenues for Q1/06 were $0.3 million ($nil for Q1/05 and  Q4/05).  Research and development collaboration revenues for Q1/06 were pursuant to the sale of CPI-226 drug substance to Cadence Pharmaceuticals.

Research and Development Expenses

Research and development expenses decreased in Q1/06 to $2.0 million ($2.3 million in Q1/05; $2.1 million in Q4/05). Research and development expenses include: (1) clinical development program costs; (2) personnel costs; (3) patent-related costs; and (4) other costs.

Clinical program development costs represent $0.6 million ($0.2 million in Q1/05; $1.0 million in Q4/05) of Q1/06 research and development expenses. The increase in the Q1/06 clinical program development costs compared with Q1/05 and the decrease compared to Q4/05 is due to costs for the MX-3253 program. Clinical program development costs for the MX-3253 program were $0.4 million ($0.1 million in Q1/05; $0.7 million in Q4/05) (Phase IIa monotherapy trial initiated in October 2004 with enrollment completed in July 2005, and preparations for Phase IIb combination study advanced). CPI-226 clinical development costs were $nil in Q1/06 as Cadence is responsible for North American and European development ($nil in Q1/05 and Q4/05).  Clinical program development costs for the MX-4509 program were $0.1 million ($nil in Q1/05; $0.2 million in Q4/05) (preparations for the Phase I/II trial advanced prior to its postponement) and were $nil ($nil in Q1/05; $0.1 million in Q4/05) for the MX-594AN program (Phase IIb trial completed in October 2003; Company is delaying certain development work until a partner is secured).

Personnel costs were $0.8 million ($0.8 million in Q1/05; $0.8 million in Q4/05) of Q1/06 research and development expenses.

Patent-related costs (net of patent cost recoveries) were $0.2 million ($0.2 million in Q1/05; $0.2 million in Q4/05) of Q1/06 research and development expenses.

Other costs including non-clinical programs were $0.4 million ($1.1 million in Q1/05; $0.1 million in Q4/05) of Q1/06 research and development expenses and are net of a $nil ($nil in Q1/05; $0.5 million in Q4/05) reduction in MX-2401 costs resulting from the TPC government assistance. These costs reflect product development costs for programs that are not at the clinical stage of development and costs that are not allocated to specific programs.

General and Corporate Expenses

General and corporate expenses decreased slightly in Q1/06 to $0.8 million ($0.9 million in Q1/05; $0.9 million in Q4/05).  Personnel costs were $0.6 million in Q1/06 ($0.6 million in Q1/05; $0.5 million in Q4/05).

Capital and Intangible Asset Expenditures and Amortization

Capital asset expenditures in Q1/06 were $nil ($0.1 million in Q1/05; $nil in Q4/05). Amortization expense on capital assets was $0.1 million for each of Q1/06, Q1/05 and Q4/05.

Intangible asset expenditures in Q1/06 were $nil ($nil in Q1/05; $0.1 million in Q4/05). Amortization expense for intangible assets in Q1/06 was $0.2 million ($nil in Q1/05; $0.2 million in Q4/05), the increase in Q1/06 and Q4/05 over Q1/05 being due to the amortization of the MitoKor programs acquired in August 2004.

MIGENIX Inc. – NEWS RELEASE – September 7, 2005                                                                                                                           Page 3 of 6

Other Income and Expenses

Interest income was $0.1 million for each of Q1/06, Q1/05 and Q4/05. The foreign exchange losses and gains were nominal for each of Q1/06, Q1/05 and Q4/05.

Liquidity and Capital Resources

As of July 31, 2005, the Company had cash, cash equivalents and short term investments of $16.0 million (April 30, 2005: $12.0 million) and the Company’s net working capital was $14.1 million (April 30, 2005: $10.8 million). The $3.3 million increase in working capital from April 30, 2005 to July 31, 2005 is primarily attributable to the $5.7 million in net proceeds from public offering completed May 31, 2005 (see below) less the Q1/06 loss of $2.4 million (excluding non-cash amortization and stock-based compensation).

On May 31, 2005, the Company completed a public offering of 14,457,000 units at a price of $0.45 per unit for gross proceeds of $6.5 million with each unit consisting of one common share and one-half of one common share purchase warrant. Each whole warrant is for the purchase of one common share at a price of $0.55 per common share on or before May 31, 2008.  In connection with the offering the Company issued agents warrants expiring May 31, 2008 for the purchase of 1,084,275 common shares at a price of $0.45 per common share.

In March 2005 the Company obtained a $9.3 million funding commitment for the MX-2401 program from the TPC program. The $0.5 million included in government assistance receivable at April 30, 2005 relating to this funding commitment was received during Q1/06. The TPC funding covers 26% of eligible costs and a royalty is payable to TPC if the MX-2401 program is successful (determination of success includes the obtaining of marketing approval).

Based on the Company’s financial resources, the Company took steps in May and June 2005 to reduce the cash used in its operations by various means including: postponing the initiation of the planned Phase I/II clinical study of MX-4509; modifying the design of the MX-3253 Phase IIb combination study; reducing personnel costs by an estimated 15% (includes approximately 20% reduction in personnel; the President & CEO taking a voluntary 20% reduction in his base salary effective August 1st, 2005; and the Chairman also taking a similar reduction in his compensation); and reducing certain other operating expenses. Additionally, the 10% base compensation deferral implemented in September 2003 for senior management and the Chairman remains in effect, and as of July 31, 2005 $0.4 million in deferred compensation is included in accounts payable and accrued liabilities. With these steps the Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million, compared to the Company's previous guidance of $13 to $15 million per year. The Company's current financial resources are expected to provide for operations to the end of the third quarter of calendar 2006. MIGENIX will need to raise additional funds in support of its operations and there is no assurance that such funds can be obtained.

Outstanding Shares

There are currently 75,445,428 (July 31, 2005: 75,445,428; April 30, 2005: 60,988,428) common shares outstanding and 14,600,000 (July 31, 2005 and April 30, 2005: 14,600,000) preferred shares outstanding.

Conference Call

Investors, analysts and the media are invited to participate in a conference call today (September 7, 2005) at 11:00 a.m. ET (8:00 a.m. PT) to discuss this announcement.  Please telephone 1-800-814-3911 (U.S. and Canada) or 416-640-4127 (Toronto area callers).  A replay of this call will be available from September 7, 2005 at 1:00 p.m. ET through September 21, 2005. The playback number is: 1-877-289-8525 or 416-640-1917, reservation number 21151232 .The call will also be web cast at www.migenix.com.

MIGENIX Inc. – NEWS RELEASE – September 7, 2005                                                                                                                           Page 4 of 6

Selected Financial Highlights

BALANCE SHEETS Unaudited - In Thousands of Canadian dollars	July 31, 2005	April 30, 2005
Assets
Cash and cash equivalents	$ 5,759	$ 1,181
Short-term investments	10,232	10,846
Other current assets	418	1,426
Total current assets	$16,409	$13,453
Long-term investments	1	1
Other assets	-	186
Capital assets	1,082	1,142
Intangible assets	6,239	6,424
Total assets	$23,731	$21,206

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities	$2,245	$2,595
Current portion of capital lease obligation	53	63
Total current liabilities	$ 2,298	$ 2,658

Capital lease obligation	-	6
Preferred shares	-	-
Total liabilities	$ 2,298	$ 2,664

Shareholders’ equity	21,433	18,542
Total liabilities and shareholders’ equity	$23,731	$21,206

MIGENIX Inc. – NEWS RELEASE – September 7, 2005                                                                                                                            Page 5 of 6

STATEMENTS OF LOSS AND DEFICIT Unaudited – In Thousands of Canadian dollars (except per share amounts)	Three months ended July 31,
	2005	2004 (restated 1)

Revenue
Research and development collaboration	269	-
	$ 269	$ -
Expenses
Research and development	2,029	2,320
General and corporate	827	911
Amortization	247	120
	$3,103	$3,351

Operating loss	$ (2,834)	$ (3,351)
Interest income	80	112
Foreign exchange (loss) gain	(18)	6
Loss for the period	$ (2,772)	$ (3,233)

Deficit, beginning of period	(97,315)	(86,771)
Deficit, end of period	$(100,087)	$(90,004)

Basic and diluted loss per common share	$(0.04)	$(0.06)

Weighted avg. number of common shares outstanding (000’s)	69,440	53,635

STATEMENTS OF CASH FLOWS Unaudited – In Thousands of Canadian dollars

Loss for the period	$ (2,772)	$(3,233)
Loss not affecting cash:
Amortization	247	120
Stock-based compensation	105	96
Changes in non-cash working capital items relating to operating activities	736	512
Deferred revenue	-	267
Cash used in operating activities	$ (1,684)	$(2,238)

Issuance of common shares, net of issue costs	5,743	-
Proceeds on exercise of stock options	-	1
Repayment of capital lease obligation	(16)	(14)
Cash provided by (used in) financing activities	$ 5,727	$ (13)

Funds from short-term investments	561	2,248
Purchases of capital assets	(26)	(123)
Other asset expenditures	-	(463)
Cash provided by investing activities	$ 535	$ 1,662

Increase (decrease) in cash and cash equivalents	$ 4,578	$(589)
Cash and cash equivalents, beginning of period	1,181	4,382
Cash and cash equivalents, end of period	$ 5,759	$ 3,793

(1) Restated pursuant to change in accounting policy for patent costs

MIGENIX Inc. – NEWS RELEASE – September 7, 2005                                                                                                                            Page 6 of 6

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

Certain statements in this news release contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words “intends”, “plans”, “believes”, “anticipates” or “expects” or similar words; that events “will”, “may”, “could” or “should” occur; and/or include statements concerning our strategies, goals, plans and expectations. Forward-looking statements in this news release include, but are not limited to statements concerning: having results from the Phase IIa MX-3253 monotherapy study prior to the end of September 2005; commencing the MX-3253 Phase IIb combination therapy study shortly and having completed efficacy data in the second quarter calendar 2006; the Company advancing process development for MX-2401 in preparation for the non-clinical studies required to support a clinical trial application; the Company continuing to advance its highest priority programs while operating within an annual burn rate of $11 million to $13 million; and the Company’s current financial resources being sufficient to  fund operations to the end of the third quarter of calendar 2006. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if commenced and completed, will not establish the safety or efficacy of our products; risks relating to requirements for approvals by government agencies such as the FDA and/or Health Canada before products can be tested in clinical trials and ultimately marketed; the possibility that such government agency approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to advance development and/or market the product successfully; dependence on corporate collaborations; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements; management of growth; dependence on key personnel; the possibility that we will not successfully develop any products; the possibility that advances by competitors will cause our proposed products not to be viable, the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe the patent or other intellectual property rights of third parties; the possibility that any products successfully developed by us will not achieve market acceptance; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.